UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 18, 2012

iGATE COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,

Andheri (E) , Mumbai - 400 093, India

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

iGATE Computer Systems Limited Announces Intention To Delist From the NYSE

MUMBAI, India: September 7, 2012 — iGATE Computer Systems Limited (f/k/a Patni Computer Systems Limited) (the “Company”), a wholly owned subsidiary of iGATE Corporation, the first integrated technology and operation company providing Business Outcomes based solutions, today publicly announced its intention to apply for the voluntarily delisting of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (the “NYSE”) on September 28, 2012. On August 31, 2012, a notice announcing the delisting of the ADSs from the NYSE was distributed to holders of ADSs as required by a deposit agreement dated December 7, 2005 by and between the Company and The Bank of New York Mellon, as Depositary. On September 18, 2012, the Company intends to file a Form 25 with the U.S. Securities and Exchange Commission (the “Commission”) and it is expected that the last day of trading on the NYSE will be Friday, September 28, 2012. Then, the ADSs will transition to “level one status” and will be tradable on the U.S. over-the-counter market beginning on Monday, October 1, 2012.

Since listing its ADSs on the NYSE in 2005, the Company has complied with the disclosure requirements of U.S. securities laws and regulations and made efforts to enhance voluntary disclosures to assist U.S. shareholders and investors deepen their understanding of the Company. Meanwhile, on May 11, 2011, iGATE Corporation through its subsidiaries (“iGATE”) completed the acquisition of approximately 83% of the outstanding shares in the Company and on March 14, 2012 commenced a delisting offer in India to (a) acquire all the remaining issued and outstanding equity shares, par value ofRs. 2 (the “Shares” or the “Common Stock”) of its majority-owned subsidiary, the Company and (b) delist the shares from the Bombay Stock Exchange Ltd and the National Stock Exchange of India Limited (clauses (a) and (b), collectively, the “Delisting Offer”). In connection with the Delisting Offer, the Company opened a subsequent offering period through May 27, 2013, pursuant to which holders of ADSs can tender the shares underlying there ADSs at the price of Rs. 520 per share. This press release does not constitute and offer to purchase shares or ADSs in the Company. Holders wishing to tender their shares during the subsequent offering period should consult with the Schedule TO on file with the Commission.

As of September 07, 2012, iGATE and its subsidiaries owned over 97% of the outstanding equity of the Company and publicly held ADSs constituted less than 1% of the outstanding equity in the Company.

Against this backdrop, the Company believes that the costs and expenses associated with the continued listing on the NYSE are not economically justified, taking into account the fact that the volume of the Company’s ADSs which trade on the NYSE accounts for only a small fraction of the Company’s total outstanding equity. Therefore, the Company decided to apply for voluntary delisting of its ADSs from the NYSE and for deregistration of its ADSs under the Exchange Act to eliminate the associated costs and expenses and thereby promote profitability.

About iGATE

iGATE Corporation is the first integrated technology and operations (iTOPS) company providing full-spectrum consulting, technology and business process outsourcing, and product and engineering solutions on a Business Outcomes-based model. Armed with over three decades of IT Services experience and powered by the iTOPS platform, iGATE’s multi-location global organization has a talent pool of over 27,000 employees and consistently delivers effective solutions to over 300 clients including Fortune 1000 and Global 2000 companies spanning verticals such as: banking and financial services; insurance and healthcare; life sciences; manufacturing, retail, distribution and logistics; media, entertainment, leisure and travel; communication, energy and utilities; public sector; and independent software vendors. Please visit www.igate.com for more information. iGATE is represented by iGATE Corporation and its subsidiaries, including iGATE Computer Systems Ltd f/k/a Patni Computer Systems Ltd.

iGATE Corporation is listed on the NASDAQ Global Select Market under the symbol “IGTE.” iGATE Computer Systems Ltd is listed on NYSE under the symbol “PTI.”.

Media Contact	Investor Contact
Prabhanjan Deshpande “PD”	Araceli Roiz
+91 80 4104 5006	+1 510 896 3007
PD@igate.com	araceli.roiz@igate.com

Dear iGATE Computer Systems Limited ADS holder.

Notice of intention to delist from the New York Stock Exchange

iGATE Computer Systems Limited (the “Company”) has announced that it intends to delist its American Depositary Shares (the “ADSs”) from the New York Stock Exchange (“NYSE”) and trade on the over-the-counter (“OTC”) market.

As a holder of ADSs, you will continue to retain your shareholding in the Company

The ADSs’ last day of trading on the NYSE is expected to be September 28, 2012 and the delisting is expected to become effective on September 28, 2012.

The delisting will reduce administration costs and complexity associated with the NYSE listing. The Company will retain an ADS programme in the US, on the OTC market to enable investors to trade the ADSs. Trading on the OTC market is expected to commence on October 1, 2012.

The Company also intends to permanently deregister and terminate its reporting obligations under the Securities Exchange Act of 1934 in the event that it meets the criteria for deregistration.

Your shareholding in the Company will not change, nor will you be required to sell your shares. In the future, if you wish to buy or sell shares you will be able to do so via the OTC market. The delisting will not affect how your dividends are paid or reinvested through the Global Buy Direct program.

If you have any questions, or would like any further information, please contact

•	your stockbroker, appropriately authorized financial advisor, solicitor, accountant and/or other professional advisor

Yours sincerely

For iGATE Computer Systems Limited

/s/ Rajesh Ramdas

Rajesh Ramdas

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iGATE COMPUTER SYSTEMS LIMITED

Dated: September 18, 2012	By:	/s/ Mukund Srinath
Name: Mukund Srinath
Title: Senior Vice President—Legal

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